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			U.S. SECURITIES AND EXCHANGE COMMISSION
					Washington, D. C. 20549
						   FORM 3
			INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	West Highland International
	(Last)		(First)		(Middle)
	Hemisphere Fund Managers Limited, P.O. Box 30362, SM13, 2nd Floor Genesis Bldg., George Town, Cayman Islands

2.	Date of Event Requiring Statement (Month/Day/Year) 08/15/00

3.	IRS or Social Security Number of Reporting Person (Voluntary)
________

4.	Issuer Name and Ticker or Trading Symbol  Family Golf Centers, Inc.
(FGCIQ)

5.	Relationship of reporting person to issuer
	(Check all applicable)

	____ Director			XX   10% Owner

	____ Officer (give		____ Other (specify
          title below)			  below)
			______________________

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable line)

	_XX_   Form filed by one Reporting Person

	____   Form filed by More than One Reporting Person

FORM 3 (continued)							Page 2 of 4 Pages

Table I - Non-Derivative Securities Beneficially Owned

1.	Title of Security: Common Stock

2.	Amount of Securities Beneficially Owned (Instr. 4)
	3,837,000

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  D

4.	Nature of Indirect Beneficial Ownership (Instr. 5)
	____________________

__________________________________________________________________________


Table II -	Derivative Securities Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security ______________________________________

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)

	Title ________________________	Amount or Number of Shares  ______

4.	Conversion or Exercise Price of Derivative Security
	_______________

5.	Ownership Form of Derivative Security:
	Direct (D) or Indirect (I) (Instr. 5)		____________________

6.	Nature of Indirect Beneficial Ownership (Instr. 5)
	_____________________________________________________________________
__________________________________________________________________________

Reminder:	Report on a separate line for each class of securities
		beneficially owned directly or indirectly.	(Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).						SEC 1473 (7-96)



FORM 3 (continued)							Page 3 of 4 Pages

Explanation of Responses: (1) The reporting person has only a pro rata interest in the securities reported and disclaims beneficial ownership in the securities reported except to the extent of the reporting person's pecuniary interest. West Highland Capital, Inc. is the investment adviser to the reporting person and it and Lang H. Gerhard, its sole shareholder, have previously filed a Form 3 with respect to their holdings of FGCI stock.

							By:	West Highland International,
								reporting person

								By:  West Highland Capital, Inc.,
									authorized person
									By: /s/ Bonnie George, Chief
											Operating Officer

								Date: 9/5/2000



**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

	 If space provided is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


										Page 4 of 4 Pages
CONFIRMING STATEMENT

This Statement confirms that the undersigned, West Highland International, has authorized and designated West Highland Capital, Inc. to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Family Golf Centers, Inc. The authority of West Highland Capital, Inc. under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to its ownership of or transactions in securities of
Family Golf Centers, Inc., unless earlier revoked in writing.   The
undersigned acknowledges that West Highland Capital, Inc. is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

Date:    September 5, 2000		WEST HIGHLAND INTERNATIONAL
							By: /s/ Tom Healy, Director


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